Filed Pursuant to Rule 424(b)(3)
                                                  Registration No. 333-85385
PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated September 16, 1999)

                               143,248 Shares

                              ACTIVISION, INC.

                                Common Stock
                            --------------------

     The stockholders of Activision, Inc. listed in this prospectus supplement under the section entitled "Selling Stockholders" are offering and selling up to 143,248 shares of Activision's common stock under this prospectus supplement.

     Certain of the selling stockholders acquired their shares of Activision common stock in connection with Activision's acquisition on June 29, 1999, of Elsinore Multimedia, Inc., a Florida based software development company, of which certain of the selling stockholders were the stockholders of Elsinore. This prospectus supplement reflects the transfer, by gift, of shares of Activision common stock from Jill Mark to certain selling stockholders and sales by various selling stockholders since the date of the Prospectus dated September 16, 1999.

     Activision will not receive any of the proceeds from the sale of shares being offered by the selling stockholders.

     Activision's common stock is traded in the NASDAQ National Market System under the symbol "ATVI." On December 22, 1999, the last sale price for the common stock as reported on the NASDAQ National Market System was $14.5625 per share.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by Activision. Normal brokerage commissions, discounts and fees will be payable by the selling stockholders.

     For a discussion of certain matters that should be considered by prospective investors, see "Risk Factors" starting on page 2 of the Prospectus dated September 16, 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock offered or sold under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


The date of this Prospectus Supplement is January 4, 2000.

                            SELLING STOCKHOLDERS

          The following table, which sets forth certain information regarding the beneficial ownership of shares of Activision common stock by the selling stockholders as of December 21, 1999, and the number of shares of common stock being offered by this Prospectus Supplement, has been updated from the table contained in the Prospectus dated September 16, 1999, to include as selling stockholders certain donees of shares of Activision common stock previously listed as owned by Jill G. Mark. Such update reflects the (i) and
(ii) sales of shares of Activision common stock by certain selling stockholders since September 16, 1999, the date of the Prospectus.

Name and                                                          Number of
Address of           Beneficial Ownership of Common Stock         Shares of
Selling                      Prior to the Offering              Common Stock
Stockholder         Number of Shares   Percentage of Class(1)   Being Offered
------------------  ----------------   ----------------------   ------------

Jill G. Mark              43,696                   *                43,696
6595 SW 102nd Street
Miami, FL 33156

Robert N. Herrick         81,779                   *                81,779
700 Mockingbird Lane
Plantation, FL 33324

The Williston Northampton  6,344                   *                 6,344
   School
19 Payson Avenue
Easthamption, MA 01027

Hare & Co c/o Bank of      1,429                   *                 1,429
New York as custodian for
Miami Children's Museum
8603 S. Dixie Hwy.,
Suite 205
Miami, FL 33143

All Selling Stockholders
  as a group             143,248                   *               143,248
____________
*   Less than 1%.

(1) Percentages are based on 25,141,093 shares of common stock that were issued and outstanding as of December 15, 1999.

     The Company entered into a share exchange agreement (the "Acquisition Agreement"), dated as of June 29, 1999, with Jill G. Mark and Robert N. Herrick. These individuals were the sole stockholders of Elsinore. Pursuant to the Acquisition Agreement, these individuals transferred all of their shares of Elsinore to the Company in exchange for 204,448 shares of the Company's common stock.

     In order to ensure that the representations, warranties and covenants made by the former Elsinore stockholders under the Acquisition Agreement are not breached, and in order to provide a source of indemnification to the Company pursuant to such agreement, each of the former Elsinore stockholders deposited in escrow pursuant to a warranty escrow agreement ten percent (10%) of the total number of shares of Common Stock issued to such stockholder in connection with the transaction, an aggregate of 20,445 shares of Common Stock, to be held until the earlier of (i) June 29, 2000, (ii) the date on which the first audited results of the combined enterprises' financial statements is completed or (iii) the date set forth in a joint written direction executed by the Company and the former Elsinore stockholders.

     In addition, prior to the acquisition of Elsinore by Activision, Elsinore was party to various licensing and distribution agreements with Head Games Publishing, Inc., a wholly owned subsidiary of Activision. Other than such contracts, and the fact that the selling stockholders are employees of Elsinore, which became a wholly owned subsidiary of the Company in June, 1999 pursuant to the Acquisition Agreement, none of the selling stockholders has had a material relationship with the Company within the past three years.